Mail Stop -4561

November 8, 2007

Linda H. Simmons
Chief Financial Officer
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, Rhode Island 02903

Re: Bancorp Rhode Island, Inc.
**   Form 10-K for December 31, 2006, filed March 9, 2007**
**   File Number 1-16101**

Dear Ms. Simmons:

We have given a full review to the above referenced filing, as well as subsequent related filings, and have the following comment. Where indicated, we think this document should be revised in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Cash Incentive Awards, page 16

1.   In future filings, please provide the actual net income target that the Committee uses to determine cash incentive awards. If you determine that the performance target is confidential due to the potential for competitive harm to Bancorp Rhode Island, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include disclosure

analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Long Term Incentive Grants, page 16

2.   In future filings, please revise your discussion of the methodology used by the Committee to determine the individual stock option awards made to the named executive officers. In particular, please explain how the committee determines the appropriate percentage of the executives base salary used to set the award. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Executive Compensation, page 21

3.   Item 402(a)(3)(iii) of Regulation S-K requires that disclosure shall be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether an executive officer under your charter and bylaws. Please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

Transactions with Management, page 33

4.   Provide the information required by Item 404(a) of Regulation S-K regarding the credit relationships between Bancorp of Rhode Island and your related parties, including the revised representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that loans made to related parties are on the same terms as loans available to other persons not related to Bancorp Rhode Island.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Paul Cline, Senior Accountant, at 202-551-3851, or to Kevin W. Vaughn, Accounting Branch Chief, at 202-551- 3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

by fax to: 401-456-5065